Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Buenos Aires

March 9, 2018

To:    Comisión Nacional de Valores (Argentine National Securities Commission)

Re:    Material Event

To whom it may concern,

We are writing to inform you that, on March 8th, 2018, the Board of Directors of Grupo Financiero Galicia S.A. (the “Company”) approved the following proposal for the allocation of profits from the 2017 fiscal year:

Argentine pesos
Cash Dividends(1)	1.200.000.000,00
Legal Reserve	25,300,000,00
Discretionary Reserve	7.104.168.725,42
(1)	84.1063762% over 1.426.764.597 of common class A and B shares, par value Ps.1 each.

If the proposal is approved, the shareholders´ equity of the Company as of December 31, 2017 will be comprised as set forth below, in accordance with current regulations:

Argentine pesos
Capital Stock	1.426.764.597
Capital Adjustment	278.130.755,47
Premium for Trading of Shares in Own Portfolio	605.682,08
Additional paid in Capital	10.950.526.452,97
Profit Reserves
Legal Reserve	340.979.070,49
Discretionary Reserve	25.103.197.740,77
Statutory Reserve	32,54
Total Shareholders’ Equity	38.100.204.331,32

The Board of Directors will not make any proposals in relation to the capitalization of monetary adjustments.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish,

which document shall govern in all respects, including with respect to any matters of interpretation.